

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 6, 2019

<u>Via E-mail</u>
Graham Shuttleworth
Chief Financial Officer
Barrick Gold Corp.
Brookfield Place, TD Canada Trust Tower
Suite 3700
161 Bay Street
Toronto, Ontario Canada M5J 2S1

> **Re: Barrick Gold Corp.**
> **Form 40-F for the Fiscal Year Ended December 31, 2018**
> **Filed March 22, 2019**
> **File No. 1-9059**

Dear Mr. Shuttleworth:

We refer you to our comment letter dated July 17, 2019 regarding business contacts with Sudan. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: John Reynolds
Assistant Director